S&W Announces Results for the Second Quarter of Fiscal Year 2014

For Immediate Release

Company Contact:
Matthew Szot, Chief Financial Officer
S&W Seed Company
Phone: (559) 884-2535
www.swseedco.com

Investor Contact:
Joe Dorame, Robert Blum, Joe Diaz
Lytham Partners, LLC
Phone: (602) 889-9700
sanw@lythampartners.com
www.lythampartners.com

FIVE POINTS, California – February 13, 2014 – S&W Seed Company (Nasdaq: SANW) today announced financial results for its second quarter of fiscal 2014 ended December 31, 2013.

Second Quarter Overview:

- Second quarter revenues were within management's range at $11.5 million, compared to $13.7 million in the comparable quarter of fiscal 2013;
- Gross margins improved to 20.7% during the second quarter compared to 11.6% for the second quarter of the prior fiscal year, and also improved quarter over quarter from 18.6% in the first quarter of fiscal 2014;
- 3rd consecutive quarter of year-over-year improvement in gross margins;
- Second quarter Adjusted EBITDA (see Table A) totaled $882,000, an improvement of $366,000 compared to the second quarter of last year;
- Net income per basic and diluted share of $0.01 for the second quarter compared to $0.02 per basic and diluted share in the period a year ago.

Quarterly Results

For the second fiscal quarter ended December 31, 2013, S&W reported revenues of $11.5 million versus $13.7 million in the comparable period of the prior year. Revenues during the quarter were within the company's stated range and primarily driven by growth in Northern Africa and Mexico.

Gross margins improved to 20.7% during the second quarter compared to 11.6% in last year's second quarter. In the second quarter of last year, the company recorded a $0.3 million inventory valuation reserve for stevia due to the company's evaluation of its projected yields and agronomic practices. Gross margins improved for the third consecutive quarter as a result of success the company is achieving in trying to capture the most value possible for its seed inventory through a series of initiatives, including its optimization program.

Selling, general and administrative expenses ("SG&A") for the first quarter totaled $1,471,000 compared to $1,065,000 for the comparable period of the prior year, and decreased 8% from the $1,594,000 incurred in the most recent first quarter of fiscal 2014. The increase in SG&A expense versus the prior year was primarily due to the acquisition of SGI which closed on April 1, 2013 and therefore was not included in the second quarter results in the comparable period of the prior year. Non-cash stock-based compensation totaled $222,000 in the current quarter versus $99,000 in the comparable period in the prior year.

Net income for the second quarter of fiscal 2014 was $110,000, or $0.01 per basic and diluted common share, compared to net income of $147,000, or $0.02 per basic and diluted common share during the second quarter of last year.

Adjusted EBITDA, a non-GAAP metric (see Table A), for the second quarter of fiscal 2014 improved to $883,000 compared to $516,000 in the second quarter of fiscal 2013.

Outlook

Based upon the evaluation of information currently available to management, the company is narrowing its estimates of annual revenues to be in the range of $52 to $58 million as the company focuses its operations on improving gross margins, as well as a shift of anticipated shipments to the following year. Revenues for the third quarter of fiscal year 2014 are expected to be approximately $7 million.

Management Discussion

Mark Grewal, president and chief executive officer of S&W Seed Company, commented, "We continue to focus on our strategy of improving gross margins, which resulted in our third consecutive quarter of gross margin improvement when compared to the year ago period. While we are pleased with the near term improvements, we are very focused on our long-term gross margin expansion initiatives by: increasing acreage of S&W varieties in Australia where the cost of production is lower than California; increasing our optimization program whereby we are creating unique proprietary blends and product offerings; converting fields in the Imperial Valley away from non-proprietary varieties to S&W's elite varieties; and continuing to communicate the value capture opportunity of our elite proprietary varieties."

Mr. Grewal expanded, "Revenues during the quarter were within the company's stated range and were driven by growth in Northern Africa and Mexico, offset by decreased sales to Saudi Arabia. We continue to evaluate the market conditions in Saudi Arabia, and believe that inventories are being diminished in the channel heading into the fall planting season. We will continue to be striving to obtain the most value for our seed possible and believe we are uniquely positioned with our seed inventories."

Matthew Szot, chief financial officer of S&W Seed Company, commented, "A number of the opportunities for growth and gross margin expansion are being made possible due to our recent strategic acquisitions. In particular, we believe that our strategy to move into Australia will be one that has the ability to dramatically transform the capabilities of S&W over the next number of years due to the decreased cost of production. We are already benefitting from the synergies of optimizing our group inventory, and look forward to the coming years as we increase our proprietary S&W seed production in Australia."

Mr. Grewal concluded, "My 30+ years of experience, and conversations with a number of folks in the industry, leads me to believe that we are appropriately positioned to take advantage of opportunities in the marketplace over the next number of quarters, but more importantly the next number of years. The fourth quarter of this year should be a record quarter for S&W due to the strength of our seed inventories heading into the all important fall planting period. Overall, we have assembled a great set of alfalfa seed assets and believe there is a great opportunity to expand upon them in the future with a strong development pipeline."

Conference Call

S&W Seed Company has scheduled a conference call for today, Thursday, February 13, 2014, at 4:30pm ET (1:30pm PT) to review the results of its most recent quarter. Interested parties can access the conference call by dialing (877) 317-6789 or (412) 317-6789 or can listen via a live Internet webcast, which is available in the Investor Relations section of the Company's website at http://www.swseedco.com/investors. A teleconference replay of the call will be available for three days at (877) 344-7529 or (412) 317-0088, confirmation # 10040684. A webcast replay will be available in the Investor Relations section of the Company's website at http://www.swseedco.com/investors for 30 days.

Non-GAAP Measurements

This press release includes certain financial information which constitutes "non-GAAP financial measures" as defined by the SEC. A full reconciliation of the non-GAAP measures to GAAP can be found in the tables of today's press release. EBITDA and Adjusted EBITDA are supplemental to results presented under accounting principles generally accepted in the United States of America ("GAAP") and may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures are used by management to facilitate period-to-period comparisons and analysis of S&W's operating performance and liquidity. Management believes these non-GAAP measures are useful to investors in trending, analyzing and benchmarking the performance and value of S&W's business. These non-GAAP measures should be considered in addition to, but not as a substitute for, other similar measures reported in accordance with GAAP.

About S&W Seed Company

Founded in 1980, S&W Seed Company is a global agricultural company, headquartered in the Central Valley of California. The company is the largest producer of non-dormant, alfalfa seed varieties in the world, with production operations in the San Joaquin and Imperial Valley's of California, as well as in Southern Australia. The company has worldwide sales and distribution through both a direct sales force as well as dealer-distributors. The company's proprietary varieties are designed to meet the shifting needs of farmers that require high performance in poor and highly saline soil conditions and have been verified over decades of university-sponsored trials. Additionally, the company is utilizing its research and breeding expertise to develop and produce U.S.-based stevia leaf. Stevia is an all-natural, zero calorie sweetener from the food and beverage industry. For more information, please visit www.swseedco.com.

Safe Harbor Statement

This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "may," "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually" or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including the risks that actual results may differ materially from those projected in the forward-looking statements as a result of various factors and other risks identified in the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2013, and in other filings made by the company with the Securities and Exchange Commission.

S&W SEED COMPANY
(A NEVADA CORPORATION)
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,	
	2013	2012	2013	2012
Revenue	$ 11,460,197	$ 13,685,883	$ 23,838,783	$ 20,405,618
Cost of revenue	9,082,367	12,101,431	19,153,374	17,742,764
Gross profit	2,377,830	1,584,452	4,685,409	2,662,854
Operating expenses				
Selling, general and administrative expenses	1,471,041	1,065,089	3,065,243	1,815,440
Research and development expenses	246,449	102,036	480,088	205,467
Depreciation and amortization	317,334	150,364	631,788	220,149
Total operating expenses	2,034,824	1,317,489	4,177,119	2,241,056
Income from operations	343,006	266,963	508,290	421,798
Other expense				
Foreign currency loss (gain)	24,343	-	(30,198)	-
Interest expense, net	122,571	14,229	280,125	22,097
Income before income tax expense	196,092	252,734	258,363	399,701
Income tax expense	85,960	106,125	107,022	164,336
Net income	$ 110,132	$ 146,609	$ 151,341	$ 235,365
Net income per common share:				
Basic	$ 0.01	$ 0.02	$ 0.01	$ 0.03
Diluted	$ 0.01	$ 0.02	$ 0.01	$ 0.03
Weighted average number of common shares outstanding:				
Basic	11,561,629	7,800,036	11,562,540	7,320,237
Diluted	11,662,369	8,353,411	11,758,527	7,652,221

Table A

S&W SEED COMPANY
(A NEVADA CORPORATION)
ITEMIZED RECONCILIATION BETWEEN NET INCOME AND NON-GAAP ADJUSTED EBITDA

	Three Months Ended December 31,		Six Months Ended December 31,	
	2013	2012	2013	2012
Net income	$ 110,132	$ 146,609	$ 151,341	$ 235,365
Depreciation and amortization	317,334	150,364	631,788	220,149
Non-cash stock based compensation	222,469	99,130	437,495	189,961
Foreign currency loss (gain)	24,343	-	(30,198)	-
Interest expense, net	122,571	14,229	280,125	22,097
Income tax expense	85,960	106,125	107,022	164,336
Non-GAAP Adjusted EBITDA	$ 882,809	$ 516,457	$ 1,577,573	$ 831,908

S&W SEED COMPANY
(A NEVADA CORPORATION)
CONSOLIDATED BALANCE SHEETS
(Unaudited)

		December 31, 2013		June 30, 2013
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	2,589,409	$	11,781,074
Accounts receivable, net		11,869,036		12,700,106
Inventories, net		23,376,518		25,822,467
Prepaid expenses and other current assets		274,470		509,037
Deferred tax asset		1,141,039		954,874
TOTAL CURRENT ASSETS		39,250,472		51,767,558
Property, plant and equipment, net of accumulated depreciation		10,320,650		10,239,435
Goodwill		4,734,402		4,832,050
Other intangibles, net		14,486,444		15,240,835
Crop production costs, net		2,424,476		1,582,599
Deferred tax asset - long term		1,885,231		1,920,742
TOTAL ASSETS	$	73,101,675	$	85,583,219
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	5,744,639	$	19,512,235
Accounts payable - related parties		950,653		893,929
Accrued expenses and other current liabilities		597,149		1,662,642
Working capital line of credit		10,861,456		6,755,998
Foreign exchange contract liability		-		663,043
Current portion of long-term debt		266,113		746,788
TOTAL CURRENT LIABILITIES		18,420,010		30,234,635
Non-compete payment obligation, less current portion		150,000		200,000
Other non-current liabilities		28,333		122,881
Deferred tax liability - non-current		291,151		299,682
Long-term debt, less current portion		4,482,813		4,668,958
TOTAL LIABILITIES		23,372,307		35,526,156
STOCKHOLDERS' EQUITY				
Preferred stock, $0.001 par value; 5,000,000 shares authorized;				
no shares issued and outstanding		-		-
Common stock, $0.001 par value; 50,000,000 shares authorized;				
11,623,498 issued and 11,598,498 outstanding at December 31, 2013;				
11,584,101 issued and outstanding at June 30, 2013		11,624		11,585
Treasury stock, at cost, 25,000 shares at December 31, 2013 and no shares at June 30, 2013		(134,196)		-
Additional paid-in capital		54,601,411		54,338,758
Retained earnings (deficit)		(2,038,103)		(2,189,444)
Accumulated other comprehensive loss		(2,711,368)		(2,103,836)
TOTAL STOCKHOLDERS' EQUITY		49,729,368		50,057,063
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	73,101,675	$	85,583,219

S&W SEED COMPANY
(A NEVADA CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Six Months Ended December 31,	
	2013	**2012**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 151,341	$ 235,365
Adjustments to reconcile net income from operating activities to net cash used in operating activities		
Stock-based compensation	437,495	189,961
Change in allowance for doubtful accounts	-	10,445
Inventory reserve	-	300,000
Depreciation and amortization	631,788	220,149
Change in foreign exchange contracts	(668,924)	-
Amortization of debt discount	25,579	-
Changes in:		
Accounts receivable	769,672	(11,962,940)
Inventories	2,207,989	2,804,918
Prepaid expenses and other current assets	237,656	(97,234)
Crop production costs	(841,877)	(1,949,711)
Deferred tax asset	(165,324)	163,536
Accounts payable	(13,853,616)	2,514,674
Accounts payable - related parties	59,820	1,978,743
Accrued expenses and other current liabilities	(1,114,622)	(199,294)
Other non-current liabilities	(94,549)	-
Net cash used in operating activities	(12,217,572)	(5,791,388)
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property, plant and equipment	(244,858)	(6,396,184)
Acquisition of business	-	(3,000,000)
Acquisition of germ plasm	-	(57,500)
Net cash used in investing activities	(244,858)	(9,453,684)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from sale of common stock in equity offerings	-	3,462,586
Common stock repurchased	(134,196)	-
Taxes paid related to net share settlements of stock-based compensation awards	(174,803)	-
Borrowings and repayments on line of credit, net	4,274,646	4,000,000
Borrowings of long-term debt	-	2,625,000
Repayments of long-term debt	(692,399)	(40,535)
Net cash provided by financing activities	3,273,248	10,047,051
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(2,483)	-
NET INCREASE (DECREASE) IN CASH	(9,191,665)	(5,198,021)
CASH AND CASH EQUIVALENTS, beginning of the period	11,781,074	8,235,495
CASH AND CASH EQUIVALENTS, end of period	$ 2,589,409	$ 3,037,474